Filed pursuant to General Instruction II.L. of Form F-10
File Number 333-223660

PROSPECTUS SUPPLEMENT

(To Prospectus Dated March 20, 2018)

US$750,000,000

Bell Canada

4.464% Series US-1 Notes due 2048

Unconditionally guaranteed as to payment of principal, interest and other obligations by BCE Inc.

Interest on the 4.464% Series US-1 Notes due 2048 (the “Offered Notes”) is payable semi-annually on April 1 and October 1 of each year, commencing on October 1, 2018. Payment of principal, interest and other payment obligations under the Offered Notes will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). The Offered Notes are redeemable, in whole or in part, at the option of Bell Canada (the “Company” or “Bell Canada”) at the applicable redemption price and subject to the conditions set forth herein. See “Description of Offered Notes – Redemption”.

The Offered Notes will be senior unsecured, general obligations of Bell Canada and will rank equally with all of Bell Canada’s existing and future senior unsecured indebtedness, but will be effectively junior to obligations of Bell Canada’s subsidiaries. See “Description of Offered Notes – General”.

This offering is made by a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with the disclosure requirements of all the provinces and territories of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States.

Investing in the Offered Notes involves certain risks. See “Risk Factors” in the accompanying prospectus.

All sales of the Offered Notes are only being offered to institutions, and not to individuals.

Prospective investors should be aware that the acquisition of the Offered Notes described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be fully described herein. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is a Canadian corporation, that a majority of its officers and directors are residents of Canada, that some of the underwriters or experts named in the registration statement are residents of Canada and that a substantial portion of the assets of the Company and said persons may be located outside the United States.

These securities have not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any U.S. state securities regulator nor has the SEC or any U.S. state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Offered Note	Total
Public offering price(1)	100.000%	US$	750,000,000
Underwriting discount	0.875%	US$	6,562,500
Proceeds to the Company (before expenses)(1)	99.125%	US$	743,437,500

(1)	Plus accrued interest, if any, from March 29, 2018, if settlement occurs after that date.

The underwriters are offering the Offered Notes subject to various conditions. The underwriters expect to deliver the Offered Notes to purchasers in book-entry form only through the facilities of The Depository Trust Company (“DTC”) and its direct and indirect participants, including Euroclear Bank N.V./S.A. (“Euroclear”) and Clearstream Banking, société anonyme (“Clearstream”), on or about March 29, 2018.

Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets	Barclays	Citigroup	TD Securities

Senior Co-Managers

BMO Capital Markets	CIBC Capital Markets	Desjardins Capital Markets	National Bank of Canada Financial Markets	Scotiabank

Co-Managers

J.P. Morgan	Mizuho Securities	SMBC Nikko	Casgrain & Company

The date of this prospectus supplement is March 26, 2018.

There is no established trading market through which the Offered Notes may be sold and investors may not be able to resell the Offered Notes purchased under this prospectus supplement and the accompanying prospectus. This may affect the pricing of the Offered Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation.

This prospectus supplement has been prepared on the basis that any offer of Offered Notes in any member state (the “Member States” and each a “Member State”) of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to produce or publish a prospectus for offers of Offered Notes. Accordingly, any person making or intending to make an offer within a Member State of the Offered Notes which are the subject of an offering contemplated in this prospectus supplement may only do so to legal entities which are qualified investors as defined in the Prospectus Directive, provided that no such offer of Offered Notes shall require the Company or any underwriter to produce or publish a prospectus pursuant to Article 3 of the Prospectus Directive.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive, and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Offered Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

In connection with the offering of the Offered Notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”.

The underwriters are affiliates of banks which are members of a syndicate of financial institutions that has made available to the Company a credit facility. Accordingly, under applicable Canadian securities laws, the Company may be considered a “connected issuer” of such underwriters. See “Underwriting”.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus we file with the SEC. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer of these Offered Notes in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus we file with the SEC is accurate as of any date other than the date hereof, thereof or the date of such incorporated information. Our business, financial condition, results of operations and prospects may have changed since those respective dates.

It is expected that delivery of the Offered Notes will be made against payment therefor on or about March 29, 2018, which will be three business days following the date of this prospectus supplement (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Offered Notes will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes on the date of this prospectus supplement should consult their own advisors.

Prospectus Supplement

Prospectus

ABOUT THIS DOCUMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the Offered Notes being offered and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein and therein. The second part, the prospectus, gives more general information, some of which may not apply to the Offered Notes being offered under this prospectus supplement. This prospectus supplement is deemed to be incorporated by reference into the accompanying prospectus solely for the purposes of the offer of Offered Notes constituted by this prospectus supplement.

In this prospectus supplement, unless the context otherwise indicates, the “Company”, “Bell Canada”, “we”, “us” and “our” each refer to Bell Canada and its subsidiaries.

If the description of the Offered Notes or any other information varies between this prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein), the investor should rely on the information in this prospectus supplement.

The Company does not undertake to update the information contained or incorporated by reference herein except as required by applicable securities laws. Information contained on, or otherwise accessed through, the website of the Company shall not be deemed to be a part of this prospectus supplement and accompanying prospectus and such information is not incorporated by reference herein.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts referred to in this prospectus supplement are in Canadian dollars unless otherwise specifically expressed. On March 23, 2018 the Bank of Canada average daily rate was US$1.00 equals $1.2856.

DOCUMENTS INCORPORATED BY REFERENCE

Any document of the type referred to in the fourth and fifth paragraphs under “Documents Incorporated by Reference” in the accompanying prospectus filed by the Company or BCE with securities commissions or similar authorities in the provinces and territories of Canada subsequent to the date of this prospectus supplement and prior to the termination of any offering under this prospectus supplement shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus.

Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded, for purposes of this prospectus supplement and the accompanying prospectus, to the extent that a statement contained in this prospectus supplement or the accompanying prospectus or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference in this prospectus supplement or the accompanying prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

Prospective investors may read and download the documents we have filed or furnished on the SEC’s Electronic Data Gathering and Retrieval (“EDGAR”) system website at www.sec.gov or any public document we have filed with the securities regulatory authorities in each of the provinces of Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada, at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec), H3E 3B3, (514) 786-8424.

SUMMARY

The follow summary contains information about the Offered Notes. It does not contain all of the information that may be important to you in making a decision to purchase the Offered Notes. For a more complete understanding of the offering of Offered Notes, we urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in their entirety before making any investment decisions, including the information set forth under the captions “Recent Developments” in this prospectus supplement and “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the accompanying prospectus.

The Offering

A brief description of the material terms of the offering follows. For a more complete description of the Offered Notes, see “Description of Offered Notes” in this prospectus supplement and “Description of the Debt Securities” in the accompanying prospectus.

Issuer	Bell Canada

Guarantor	BCE Inc.

Offered Notes	US$750,000,000 principal amount of 4.464% Series US-1 Notes due 2048 (the “Offered Notes”)

Maturity Date	April 1, 2048

Interest Rate and Payment Dates	Interest on the Offered Notes will accrue at a rate of 4.464% per year, payable semi-annually on April 1 and October 1 of each year, commencing October 1, 2018 (long first coupon).

Optional Redemption	We may redeem some or all of the Offered Notes at any time and from time to time at the applicable redemptions prices described under “Description of Offered Notes – Redemption”.

Ranking	The Offered Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada.

Certain Covenants	The Offered Notes will be issued pursuant to the indenture dated as of September 12, 2016 (as supplemented and amended from time to time in accordance with the terms thereof, the “U.S. Indenture”), among the Company, the Guarantor and The Bank of New York Mellon, as trustee (the “U.S. Trustee”). The U.S. Indenture, among other things, limits our ability to incur certain liens and our ability to sell certain assets or merge with or into other companies.

These covenants are subject to a number of important qualifications and limitations. For more details, see “Description of the Debt Securities” in the accompanying prospectus.

Additional Amounts

All payments made by Bell Canada or the Guarantor in respect of the Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax or other government charge imposed, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts as will result in receipt by the person in respect of which such withholding tax is imposed of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such person had no such withholding or deduction been required. See “Description of Offered Notes — Additional Amounts”.

Use of Proceeds	The Company plans to use such net proceeds to fund the redemption of Bell Canada’s $400,000,000 principal amount of 3.50% Series M-28 Debentures, due September 10, 2018, to fund the redemption of Bell Canada’s $200,000,000 principal amount of 4.59% Series 9 Notes, due October 1, 2018, and for general corporate purposes.

Form and Denomination	The Offered Notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

Governing Law	The U.S. Indenture is, and the Offered Notes will be, governed by and construed in accordance with the laws of the State of New York.

No Public Trading Market	The Offered Notes are a new issue of securities for which there is currently no market. We do not intend to apply for the Offered Notes to be listed on any securities exchange or on any automated dealer quotation system. Accordingly, no assurance can be given as to the liquidity of the trading market for the Offered Notes or that an active public market for the Offered Notes will develop.

Tax Considerations	The acquisition, ownership and disposition of Offered Notes may have tax consequences both in Canada and the United States. See “Material United States Federal Income Tax Consequences” and “Material Canadian Income Tax Consequences”.

Risk Factors	See “Risk Factors” in the accompanying prospectus for a discussion of factors prospective investors should carefully consider in evaluating an investment in the Offered Notes.

RECENT DEVELOPMENTS

On March 12, 2018, the Company issued $500 million of 3.35% MTN Debentures, Series M-47, due March 12, 2025 under its 1997 trust indenture. The Company plans to apply the proceeds from its sale of the Series M-47 MTN Debentures to fund the redemption of its $300 million principal amount of 5.52% Series M-33 Debentures, due February 26, 2019, and for the repayment of short-term debt.

USE OF PROCEEDS

The net proceeds to the Company from the sale of the Offered Notes will be approximately US$742,837,000 after deducting the underwriting discount and other expenses related to the offering. The Company plans to use such net proceeds to fund the redemption of Bell Canada’s $400,000,000 principal amount of 3.50% Series M-28 Debentures, due September 10, 2018, to fund the redemption of Bell Canada’s $200,000,000 principal amount of 4.59% Series 9 Notes, due October 1, 2018, and for general corporate purposes.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE based on its audited consolidated financial statements as at December 31, 2017 (a) on an actual basis and (b) as adjusted to take into account (i) the issuance of the US$750 million ($964 million in Canadian dollars converted using the Bank of Canada average daily exchange rate at March 23, 2018 of US$1.00 equals $1.2856) of Offered Notes, (ii) the issuance of the $500 million of 3.35% MTN Debentures, Series M-47, due March 12, 2025, (iii) the repurchase of 3.1 million BCE common shares from March 1, 2018 to March 13, 2018 for $175 million through a normal course issuer bid, (iv) the expected redemption of Bell Canada’s $400 million principal amount of 3.50% Series M-28 Debentures, due September 10, 2018, (v) the expected redemption of Bell Canada’s $300 million principal amount of 5.52% Series M-33 Debentures, due February 26, 2019 and (vi) the expected redemption of Bell Canada’s $200 million principal amount of 4.59% Series 9 Notes, due October 1, 2018.

This table should be read together with BCE’s audited consolidated financial statements and related notes thereto, which are incorporated by reference herein.

	As at December 31, 2017 (Actual)	As at December 31, 2017 (As Adjusted)
	($ millions)	($ millions)
Debt due within one year	$5,178	$4,578
Long-term debt	18,215	19,379

Total debt	23,393	23,957

Shareholders’ equity
Preferred shares	4,004	4,004
Common shares	20,091	20,022
Contributed surplus	1,162	1,160
Accumulated other comprehensive income	(17)	(17)
Deficit	(6,080)	(6,184)
Non-controlling interest	323	323

Total Shareholders’ equity	19,483	19,308

Total Capitalization	$42,876	$43,265

As at December 31, 2017, the total consolidated debt of Bell Canada was $23,459 million. Included in this amount is debt of $1 million due to a related party, BCE, and $100 million due to a related party, Bell MTS Inc. at December 31, 2017. There has been no material change in the share and loan capital of Bell Canada since December 31, 2017, except in connection with the transactions referred to above.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the 12 months ended December 31, 2017 and give effect to the issuance and redemption of all long-term debt since January 1, 2017, including the issuance of the US$750 million ($974 million in Canadian dollars converted using the Bank of Canada average daily exchange rate for 2017 of US$1.00 equals $1.2986) of Offered Notes, the expected redemption of Bell Canada’s $400 million principal amount of 3.50% Series M-28 Debentures, due September 10, 2018, the expected redemption of Bell Canada’s $300 million principal amount of 5.52% Series M-33 Debentures, due February 26, 2019 and the expected redemption of Bell Canada’s $200 million principal amount of 4.59% Series 9 Notes, due October 1, 2018, as if these transactions occurred on January 1, 2017.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $1,015 million for the 12 months ended December 31, 2017. BCE’s net earnings attributable to owners of BCE before interest expense and income tax was $4,964 million for the 12 months ended December 31, 2017, which is 4.9 times BCE’s interest on debt requirements for that period. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest was $4,908 million for the 12 months ended December 31, 2017, which is 4.8 times BCE’s interest on debt requirements for that period.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

DESCRIPTION OF OFFERED NOTES

The following description of the Offered Notes is a summary of certain of their material attributes and characteristics, which does not purport to be complete in every detail and is qualified in its entirety by reference to the U.S. Indenture (as defined below). The following summary uses words and terms which have been defined in the accompanying prospectus and which are defined in the U.S. Indenture. For full particulars of the terms of the Offered Notes, reference is made to the accompanying prospectus and the U.S. Indenture.

General

The Offered Notes will be issued pursuant to the indenture dated as of September 12, 2016 (as supplemented and amended from time to time in accordance with the terms thereof, the “U.S. Indenture”), among Bell Canada, as issuer, BCE, as Guarantor, and The Bank of New York Mellon, as trustee (the “U.S. Trustee”).

The aggregate principal amount of the Offered Notes will be US$750,000,000. The aggregate principal amount of debt securities authorized under the U.S. Indenture is unlimited and debt securities may be issued from time to time in one or more series and in one or more tranches within a series thereunder.

Under the U.S. Indenture, Bell Canada has the right, without the consent of the holders of the Offered Notes, to issue unsecured debt securities with terms different from the Offered Notes or to reopen the Offered Notes and issue additional Offered Notes having terms identical to the Offered Notes offered hereby. Therefore, after the issuance of the Offered Notes, Bell Canada will have the right, without first obtaining the consent of the holders of the Offered Notes, to issue additional unsecured debt securities with terms different from the Offered Notes (and any other issued and outstanding series of unsecured debt securities) as well as to reopen the Offered Notes and issue additional Offered Notes.

The Offered Notes will be issued only in fully registered form, without coupons, in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof and will be represented by Global Securities (as defined below) registered in the name of DTC or its nominee.

The Offered Notes will not be entitled to the benefit of any sinking fund.

Maturity and Interest

The Offered Notes will be dated as of their date of issue, will mature on April 1, 2048, and will bear interest at the rate of 4.464% per annum from the date of issue, payable semi-annually in arrears on April 1 and October 1 of each year, to the persons in whose name the Offered Notes are registered at the close of business on the preceding March 15 or September 15, respectively. The first interest payment on the Offered Notes will be due on October 1, 2018 and will represent accrued interest from, and including, March 29, 2018 to, but excluding, October 1, 2018 and will be in the amount of US$16,926,000.00. Such first interest payment on the Offered Notes will be greater than subsequent interest payments due to the two extra days in the initial interest period. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

If any date on which principal of or interest on the Offered Notes is payable is not a business day, then payment of the principal or interest payable on that date will be made on the next succeeding date which is a business day (and without any additional interest or other payment in respect of any delay), with the same force and effect as if made on such date.

Principal and interest on the Offered Notes will be payable in lawful money of the United States.

Unless Bell Canada redeems the Offered Notes earlier, Bell Canada will, on maturity, repay the indebtedness represented by the Offered Notes by paying the U.S. Trustee in lawful money of the United States an amount equal to the principal amount of the outstanding Offered Notes plus accrued and unpaid interest thereon.

Ranking

The Offered Notes will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada.

Guarantee

Payment of principal, premium, if any, and interest on the Offered Notes will be fully and unconditionally guaranteed on an unsecured, unsubordinated basis by the Guarantor (the “Guarantee”). For further information on the Guarantee, see “Description of the Debt Securities — The Indentures — Guarantee” in the accompanying prospectus.

Redemption

(1) Redemption	at the Option of Bell Canada

At any time prior to October 1, 2047 (the date that is six months prior to the maturity date (the “Par Call Date”)), Bell Canada may redeem the Offered Notes, in whole or in part, upon not less than 15 nor more than 60 days’ notice at a redemption price equal to the greater of:

(i)	100% of the principal amount of the Offered Notes to be redeemed; and

(ii)	as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the Offered Notes to be redeemed (not including any portion of such payments of interest accrued and unpaid as of the date of redemption, and assuming for this purpose that the Offered Notes are scheduled to mature on the Par Call Date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in either case, accrued and unpaid interest on the Offered Notes to be redeemed up to but excluding the date of their redemption.

At any time on or after the Par Call Date, Bell Canada may redeem the Offered Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Offered Notes to be redeemed, plus accrued and unpaid interest on the Offered Notes to be redeemed up to but excluding their redemption date. Unless Bell Canada defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Offered Notes or portions thereof called for redemption on such date.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity or interpolated (on a daycount basis) yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the Offered Notes to be redeemed (assuming, for this purpose, that the notes are scheduled to mature on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Offered Notes to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for that redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Quotation Agent” means one of the Reference Treasury Dealers appointed to such office by Bell Canada.

“Reference Treasury Dealer” means each of Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and TD Securities (USA) LLC or their affiliates which are Primary Treasury Dealers (as defined below) and their respective successors, as selected by Bell Canada; provided, however, that if any of the foregoing shall cease to be a U.S. Government securities dealer in New York City that is designated as a “primary dealer” by the Federal Reserve Bank of New York (a “Primary Treasury Dealer”), Bell Canada shall substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the U.S. Trustee, the Quotation Agent and Bell Canada by that Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

(2) Redemption	for Changes in Withholding Taxes

The Offered Notes will also be subject to redemption as a whole, but not in part, at the option of Bell Canada at any time, on not less than 15 nor more than 60 days’ prior written notice, at a redemption price equal to 100% of their principal amount, together with accrued and unpaid interest thereon up to but excluding their redemption date, in the event Bell Canada or the Guarantor is, or on the next relevant payment date would be, obliged to pay any Additional Amounts with respect to such Offered Notes or Guarantee as a result of a change in, or amendment to, the laws (including any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction (as defined under “Additional Amounts” below) or as a result of any change in or amendment made to any official administrative policy, position or interpretation of any applicable taxing authority within a Relevant Taxing Jurisdiction, or judicial decision rendered by a court of competent jurisdiction, which change, amendment or decision is announced or becomes effective on or after the initial issue date of the Offered Notes.

Global Securities

Upon original issuance, the Offered Notes will be represented by one or more global securities (the “Global Securities”) having an aggregate principal amount equal to that of the Offered Notes represented thereby. Each Global Security will be deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. (or such other nominee as may be designated by DTC), as nominee of DTC. The Global Securities will bear legends regarding the restrictions on exchanges and registration of transfer thereof referred to below and any other matters as may be provided for by the U.S. Indenture.

DTC has advised Bell Canada as follows: DTC is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants (as defined below) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Notwithstanding any provision of the U.S. Indenture or the Offered Notes, no Global Security may be exchanged in whole or in part for Offered Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than DTC or any nominee of DTC for such Global

Security unless (i) DTC has notified Bell Canada that it is unwilling, unable or no longer permitted under applicable law to continue as depositary for the Global Security or has ceased to be qualified to act as such as required pursuant to the U.S. Indenture, (ii) there shall have occurred and be continuing an Event of Default with respect to the Offered Notes represented by such Global Security or (iii) Bell Canada and the Guarantor each so direct the U.S. Trustee.

All Offered Notes issued in exchange for a Global Security or any portion thereof will be registered in such names as DTC may direct.

As long as DTC, or its nominee, is the registered holder of a Global Security, DTC or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Offered Notes represented thereby for all purposes under the Offered Notes and the U.S. Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or any Offered Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Offered Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or any Offered Notes represented thereby for any purpose under the Offered Notes or the U.S. Indenture. All payments of principal of and interest on a Global Security will be made to DTC or its nominee, as the case may be, as the holder thereof. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with DTC or its nominee (“participants”) and to persons that may hold beneficial interests through participants or indirect participants. In connection with the issuance of any Global Security, DTC will credit, in its book-entry registration and transfer system, the respective principal amounts of Offered Notes represented by the Global Security to the accounts of its participants. Ownership of beneficial interests in a Global Security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC’s participants and indirect participants.

Certain Notices

With respect to any Offered Notes represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed to have been fully and duly given to the holders when given to DTC, or its nominee, in accordance with DTC’s policies and procedures. Bell Canada believes that DTC’s practice is to inform its participants of any such notice it receives, in accordance with its policies and procedures. Persons who hold beneficial interests in the Offered Notes through DTC or its direct or indirect participants may wish to consult with them about the manner in which notices and other communications relating to the Offered Notes may be given and received through the facilities of DTC. None of Bell Canada, BCE or the U.S. Trustee or any of their respective agents will have any responsibility with respect to those policies and procedures or for any notices or other communications among DTC, its direct and indirect participants and the beneficial owners of the Offered Notes in global form, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

With respect to any Offered Notes not represented by a Global Security, notices to be given to the holders of the Offered Notes will be deemed sufficient if mailed to the holders within the period prescribed for the giving of such notice.

Neither the failure to give any notice nor any defect in any notice given to a particular holder will affect the sufficiency of any notice given to another holder.

Additional Amounts

All payments made by Bell Canada or the Guarantor in respect of the Offered Notes will be made free and clear of, and without withholding or deduction for or on account of, any tax, duty, assessment or other government charge of whatever nature imposed, levied, collected, withheld or assessed by or on behalf of any taxing jurisdiction in which Bell Canada or the Guarantor is organized, resident or doing business for tax purposes, or from or through which any payment is made by or on behalf of Bell Canada or the Guarantor, or any political subdivision thereof or therein (a “Relevant Taxing Jurisdiction”; and each such tax, duty, assessment or other governmental charge, along with any related interest, penalties or additions to tax, “Taxes”), unless such withholding or deduction is required by law. If any applicable withholding agent is required by law to make any such withholding or deduction, Bell Canada or the Guarantor, as the case may be, shall pay such additional amounts (“Additional Amounts”) as will result in receipt by a Beneficial Tax Owner (as defined in the next sentence) of the Offered Notes of such amounts, after all required withholdings or deductions (including with respect to the Additional Amounts), as would have been received by such Beneficial Tax Owner had no such withholding or deduction been required. “Beneficial Tax Owner” means, with respect to any applicable withholding Tax, the person in respect of which such withholding tax is imposed.

However, no Additional Amounts will be payable with respect to a payment made to a holder or Beneficial Tax Owner of the Offered Notes for or in respect of:

(1)	any Taxes that would not have been imposed but for:

(A)	the existence of any present or former connection between the relevant holder or such Beneficial Tax Owner and the Relevant Taxing Jurisdiction, other than as a result of merely acquiring, holding, owning, receiving payment on, disposing of or enforcing such Offered Notes;

(B)	the presentation of such Offered Notes (where presentation is required) for payment more than 30 days after the date such payment was due and payable or was provided for, whichever is later, except to the extent that Additional Amounts would have been payable had such Offered Notes been presented on the last day of such 30-day period;

(C)	with respect to any Canadian withholding tax, (i) the holder or Beneficial Tax Owner of such Offered Notes not dealing at arm’s length, within the meaning of the Income Tax Act (Canada) (the “Income Tax Act”), with Bell Canada or the Guarantor at the relevant time or (ii) Bell Canada or the Guarantor having an obligation to pay an amount under or in respect of such Offered Notes to a person, other than the recipient of the interest, with which Bell Canada or the Guarantor is not dealing at arm’s length, within the meaning of the Income Tax Act; or

(D)	with respect to any Canadian withholding tax, the holder or Beneficial Tax Owner of the Offered Notes being a, or not dealing at arm’s length within the meaning of the Income Tax Act with any, “specified non-resident shareholder” of Bell Canada or the Guarantor for the purposes of the thin capitalization rules in the Income Tax Act;

(2)	any estate, inheritance, gift, sales, transfer, personal property or similar Tax;

(3)	any Taxes imposed by reason of the failure of the holder or Beneficial Tax Owner of Offered Notes to comply with certification, information, documentation or other reporting requirements that such holder or Beneficial Tax Owner is legally eligible to comply with after receiving a reasonable written advance request from Bell Canada or the Guarantor to so comply, if such compliance is required or imposed by a statute, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from or reduction in all or part of such Taxes;

(4)	any Taxes payable otherwise than by deduction or withholding from payments in respect of the Offered Notes or under the Guarantee (other than any Taxes imposed pursuant to Part XIII of the Income Tax Act or Section 803 of the regulations made under the Income Tax Act);

(5)	any U.S. federal withholding Taxes imposed pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”) as of the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future Treasury Regulations or other official administrative guidance promulgated thereunder (and including, for the avoidance of doubt, pursuant to any agreement entered into pursuant to Section 1471(b)(1) of the current Code (or any amended or successor version described above)) or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code;

(6)	any Taxes imposed with respect to any payment of principal of (or premium, if any, on) or interest on such Offered Notes by Bell Canada or the Guarantor to any holder or Beneficial Tax Owner who is a fiduciary or partnership or any person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to the Additional Amounts had such a beneficiary, settlor, member or beneficial owner been the actual holder or Beneficial Tax Owner of such Offered Notes; or

(7)	any combination of items (1) through (6) above.

Bell Canada or the Guarantor, if it is the applicable withholding agent, shall (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Bell Canada shall make commercially reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from the Relevant Taxing Jurisdiction. Bell Canada shall furnish to the U.S. Trustee, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment or, if such receipts are not obtainable, other evidence of such payments.

At least 30 days prior to each date on which any payment in respect of the Offered Notes is due and payable, if Bell Canada or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, Bell Canada or the Guarantor shall deliver to the U.S. Trustee an officer’s certificate stating that such Additional Amounts shall be payable and the amounts so payable and will set forth such other information necessary to enable the applicable paying agent to pay such Additional Amounts to the holders of the Offered Notes or the Beneficial Tax Owners on the payment date.

Whenever in the U.S. Indenture there is mentioned, in any context, the payment of amounts based upon the principal of, premium, if any, interest or any other amount payable under or in respect of any Offered Notes or under any Guarantee thereof, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

In the event that Bell Canada or the Guarantor, as the case may be, is or would become obligated to pay any Additional Amounts, Bell Canada may redeem all, but not less than all, the Offered Notes at any time at 100% of the principal amount of the Offered Notes, together with accrued and unpaid interest thereon to the redemption date. See “Redemption for Changes in Withholding Taxes” above.

Repurchase upon Change of Control Triggering Event

If a Change of Control Triggering Event occurs with respect to the Offered Notes, unless Bell Canada has exercised its optional right to redeem all of the Offered Notes as described under “— Redemption” above, Bell Canada will be required to make an offer to each holder of the Offered Notes to repurchase all or, at the option of the holder thereof, any part (equal to US$2,000 or integral multiples of US$1,000 in excess thereof) of the Offered Notes pursuant to the offer described below (the “Change of Control Offer”). In the Change of Control Offer, Bell Canada will be required to offer payment in cash equal to 101% of the outstanding principal amount of the Offered Notes together with accrued and unpaid interest on the Offered Notes repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

Within 30 days following any Change of Control Triggering Event, Bell Canada will be required to give written notice to each holder of Offered Notes, with a copy to the U.S. Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Offered Notes on the date specified in the notice, which date will be no earlier than 15 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. Bell Canada must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of the Offered Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, Bell Canada will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the Offered Notes by virtue of such conflict.

On the Change of Control Payment Date, Bell Canada will, to the extent lawful:

(i)	accept for payment all Offered Notes or portions of Offered Notes properly tendered pursuant to the Change of Control Offer;

(ii)	deposit with the U.S. Trustee an amount of money equal to the Change of Control Payment in respect of all Offered Notes or portions of Offered Notes properly tendered pursuant to the Change of Control Offer; and

(iii)	deliver or cause to be delivered to the U.S. Trustee the Offered Notes properly accepted, together with a certificate of Bell Canada stating the aggregate principal amount of the Offered Notes or portions of Offered Notes being purchased by Bell Canada.

The U.S. Trustee will promptly pay to each holder of properly tendered Offered Notes an amount equal to the Change of Control Payment in respect of such Offered Notes either, at the U.S. Trustee’s option, by mailing (first class mail, postage prepaid) a check to such holder or by means of a wire transfer in accordance with the applicable payment procedures of DTC, and the U.S. Trustee will promptly certify and mail (first class mail, postage prepaid), or cause to be transferred by book-entry, to each such holder a new debt security equal in principal amount to any unpurchased portion of any Offered Notes surrendered; provided that each new debt security will be in a principal amount of US$2,000 and integral multiples of US$1,000 in excess thereof.

Bell Canada will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Offered Notes properly tendered and not withdrawn under its offer.

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of Bell Canada and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to Bell Canada and/or its subsidiaries, or (b) provided that the Offered Notes shall remain subject to the Guarantee, or any other guarantee by BCE of the full and timely payment when due of all of Bell Canada’s payment obligations to the U.S. Trustee and the holders thereof with respect to the Offered Notes, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding Bell Canada and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, Bell Canada and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or Bell Canada having more than 50% of the voting power for the election of directors of BCE or Bell Canada (but shall not include the creation of a holding company, the combination of Bell Canada with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, Bell Canada or any successor thereof).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Investor Service, Inc. (“Moody’s”), BBB- (or the equivalent) by Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency.

“Rating Event” means the rating of the Offered Notes is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the Offered Notes is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the Offered Notes as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or Bell Canada’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the Offered Notes or failed to make a rating of the Offered Notes publicly available for reasons outside of Bell Canada’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the Offered Notes or fails to make a rating of the Offered Notes publicly available for reasons outside of Bell Canada’s control, Bell Canada may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

Covenants

In addition to the covenants described in the accompanying prospectus under “Description of the Debt Securities — U.S. Indenture — Covenants”, covenants to the following effect will apply to the Offered Notes:

(1)	Corporate Existence. Subject to the provision described under the heading “Description of the Debt Securities — U.S. Indenture — Consolidation, Merger, Conveyance or Transfer” in the accompanying prospectus, Bell Canada has agreed that it will do all things necessary to preserve and keep in full force and effect its corporate existence.

(2)	Compliance Certificate. Each of Bell Canada and the Guarantor will give to the U.S. Trustee every year a written statement of certain of their respective officers certifying that to such officers’ knowledge, Bell Canada and the Guarantor, as the case may be, are in compliance with the U.S. Indenture and the debt securities issued under it, or else specifying any default.

Limitation on Suits

A holder of the Offered Notes may bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to the Offered Notes. Before such holder may do so, however, the following must occur:

(i)	the holder of the Offered Notes must give the U.S. Trustee written notice that an event of default has occurred and remains uncured;

(ii)	the holders of 25% in principal amount of all outstanding Offered Notes must make a written request that the U.S. Trustee take action because of the default, and must offer reasonable indemnity to the U.S. Trustee against the cost and other liabilities of taking that action; and

(iii)	the U.S. Trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity.

Notwithstanding any contrary provisions, nothing shall impair the right of a holder, absent the holder’s consent, to sue for any payments due but unpaid with respect to the Offered Notes.

Defeasance

Full Defeasance. If there is a change in U.S. federal tax law, as described below, Bell Canada can legally release itself from any payment or other obligations on the Offered Notes, called full defeasance, if it puts in place the following other arrangements for holders to be repaid:

•	Bell Canada must deposit, in trust for the benefit of all holders of the Offered Notes, money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government-sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on Offered Notes on their various due dates.

•	Bell Canada must deliver to the U.S. Trustee a legal opinion of its counsel stating that there has been a change in current U.S. federal tax law or an Internal Revenue Service (“IRS”) ruling pursuant to which the holders of the Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit, defeasance and discharge had not occurred.

If Bell Canada ever did accomplish full defeasance, as described above, holders of the Offered Notes would have to rely solely on the trust deposit for repayment on the Offered Notes. Such holders could not look to Bell Canada for repayment in the event of any shortfall.

Covenant Defeasance. Even without a change in current U.S. federal tax law, Bell Canada can make the same type of deposit as described above, and will be released from certain of the restrictive covenants under the Offered Notes, including those described under “Covenants” above and “Repurchase upon Change of Control Triggering Event” above, and any events of default relating to breach of these covenants would no longer apply. This is called covenant defeasance. In that event, holders of the Offered Notes would lose the protection of these covenants but would gain the protection of having money and/or U.S. government or U.S. government agency notes or bonds set aside in trust to repay the Offered Notes. To achieve covenant defeasance, Bell Canada must do the following:

•	deposit, in trust for the benefit of all holders of the Offered Notes, a combination of money, notes or bonds of the U.S. government or a U.S. government agency or U.S. government sponsored entity (the obligations of which are backed by the full faith and credit of the U.S. government), or any combination thereof, that will generate enough cash to make interest, principal and any other payments on the Offered Notes on their various due dates; and

•	deliver to the U.S. Trustee a legal opinion of its counsel confirming that the holders of the Offered Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would be the case if such deposit and covenant defeasance had not occurred.

If Bell Canada accomplishes covenant defeasance, holders of the Offered Notes could still look to Bell Canada for repayment of the Offered Notes if there were a shortfall in the trust deposit. In fact, if one of the remaining events of default occurs (such as a bankruptcy) and the Offered Notes become immediately due and payable, there may be such a shortfall.

The U.S. Trustee

The U.S. Trustee under the U.S. Indenture shall be The Bank of New York Mellon, until a successor replaces it in accordance with the applicable provisions of the U.S. Indenture. The U.S. Trustee may provide banking and other services to Bell Canada or BCE in the ordinary course of its business.

Governing Law

The U.S. Indenture is, and the Offered Notes will be, governed by and construed in accordance with the laws of the State of New York.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

This section describes the material United States federal income tax consequences to a United States holder (as defined below) of owning the Offered Notes being offered by Bell Canada. It is the opinion of Sullivan & Cromwell LLP, United States counsel to Bell Canada and BCE. It applies to you only if you acquire Offered Notes in the offering at the offering price and you hold your Offered Notes as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person who is subject to the alternative minimum tax,

•	a person that owns Offered Notes that are a hedge or that are hedged against interest rate risks,

•	a person that owns Offered Notes as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells Offered Notes as part of a wash sale for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

If you purchase Offered Notes at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

This section is based on the Code, its legislative history, existing and proposed Treasury Regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. You should consult your own tax advisor about the application of United States federal income tax law to your particular situation as well as any tax consequences arising under the federal estate and gift tax laws and the tax laws of any state, local or non-U.S. jurisdiction.

If a partnership holds the Offered Notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the Offered Notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the Offered Notes.

You are a United States holder if you are a beneficial owner of an Offered Note and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Please consult your own tax advisor concerning the consequences of owning these Offered Notes in your particular circumstances under the Code and the laws of any other taxing jurisdiction.

Change of Control Triggering Event

Following the occurrence of a Change of Control Triggering Event, holders of the Offered Notes will have the right, subject to certain conditions, to require Bell Canada to repurchase the Offered Notes at a price equal to 101% of the aggregate principal amount of the Offered Notes repurchased plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Offered Notes — Repurchase upon Change of Control Triggering Event”. Such right may implicate the provisions of the Treasury Regulations relating to contingent payment debt instruments. Under those regulations, however, a contingency will not cause a debt instrument to be treated as a contingent payment debt instrument if, as of the issue date, such contingency is remote. Bell Canada intends to treat the possibility that a Change of Control Triggering Event will occur as a remote contingency, and therefore Bell Canada believes that any additional interest that is payable upon the repurchase of the Offered Notes following a Change of Control Triggering Event will be taxable to you only at the time the interest accrues or is received in accordance with your method of accounting. The remainder of this discussion assumes that the Offered Notes will not be treated as contingent payment debt instruments.

Payments of Interest

You will be taxed on interest on your Offered Note as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

The Offered Notes may be issued with a de minimis amount of original issue discount (“OID”). While a United States holder is generally not required to include de minimis OID in income prior to the sale or maturity of the Offered Notes, under recently enacted legislation, United States holders that maintain certain types of financial statements and that are subject to the accrual method of tax accounting may be required to include de minimis OID on the Offered Notes in income no later than the time upon which they include such amounts in income on their financial statements. United States holders that maintain financial statements should consult their tax advisors regarding the tax consequences to them of this legislation.

Interest paid by Bell Canada on the Offered Notes is income from sources outside the United States for purposes of the rules regarding the foreign tax credit allowable to you and will generally be “passive” income for purposes of computing the foreign tax credit.

Purchase, Sale and Retirement of the Offered Notes

Your tax basis in your Offered Note generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your Offered Note equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your Offered Note. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deduction of capital losses is subject to limitations.

Capital gain or loss on the sale or retirement of your Offered Notes is income from sources inside the United States for purposes of the rules regarding the foreign tax credit allowable to you.

Medicare Tax

A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the United States holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A United States holder’s net investment income generally includes its interest income and its net gains from the disposition of Offered Notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Offered Notes.

Information with Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. You are urged to consult your tax advisors regarding the application of this reporting requirement to your ownership of the Offered Notes.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on an Offered Note within the United States, and the payment of proceeds to you from the sale of an Offered Note effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

Payment of the proceeds from the sale of an Offered Note effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

MATERIAL CANADIAN INCOME TAX CONSEQUENCES

The following is, at the date hereof, a summary of the principal Canadian federal income tax considerations under the Income Tax Act generally applicable to the holders of the Offered Notes who acquire such notes as beneficial owners pursuant to this prospectus supplement who, for the purpose of the Income Tax Act and the regulations thereunder, are not resident or deemed to be resident in Canada (including as a consequence of an applicable tax treaty or convention), hold their Offered Notes as capital property, are not “specified shareholders” of the Company or persons who do not deal at arm’s length with a “specified shareholder” of the Company for purposes of the “thin capitalization” rule contained in subsection 18(4) of the Income Tax Act, deal at arm’s length with the Company (and any transferee resident or deemed to be resident in Canada to whom the holder disposes of Offered Notes), do not receive any payment of interest (including any amounts deemed to be interest) on the Offered Notes in respect of a debt or other obligation to pay an amount to a person with whom the

Company does not deal at arm’s length, do not use or hold and are not deemed to use or hold the Offered Notes in carrying on business in Canada and are not insurers that carry on an insurance business in Canada and elsewhere (the “Non-Resident Holders”). THIS SUMMARY IS GENERAL IN NATURE AND IS NOT EXHAUSTIVE OF ALL POSSIBLE CANADIAN TAX CONSEQUENCES. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS FOR ADVICE WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF AN INVESTMENT IN THE OFFERED NOTES ARISING UNDER TAX LAWS OF ANY PROVINCE OR TERRITORY OF CANADA OR TAX LAWS OF ANY JURISDICTION OTHER THAN CANADA.

This summary is based on the current provisions of the Income Tax Act, the regulations thereunder and our counsel’s understanding of the current administrative practice and policies of the Canada Revenue Agency, including prior to the date hereof. This summary takes into account all specific proposals to amend the Income Tax Act and the regulations thereunder announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that the Proposed Amendments will be enacted as proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed at all. This summary does not otherwise take into account or anticipate changes in the law or administrative or assessing practice, whether by judicial, governmental, regulatory or legislative decisions or action, nor is it exhaustive of all possible Canadian federal income tax consequences. This summary does not take into account tax legislation of any province or territory of Canada or any jurisdiction other than Canada. This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any particular holder of an Offered Notes including the Non-Resident Holders.

No Canadian withholding tax will apply to interest (including any amounts deemed to be interest), principal or premium paid or credited by the Company on the Offered Notes to Non-Resident Holders, or to the proceeds received by a Non-Resident Holder on a disposition of the Offered Notes, including a redemption or payment on maturity.

No other tax on income (including taxable capital gains) is payable in respect of the purchase, holding, redemption or disposition of the Offered Notes or the receipt of interest (including any amounts deemed to be interest), principal or any premium thereon by Non-Resident Holders.

MATERIAL BENEFIT PLAN INVESTOR CONSIDERATIONS

The following is a summary of certain considerations associated with the purchase of the Offered Notes by any Plan. For this purpose, a “Plan” is (i) any “employee benefit plan” subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) individual retirement accounts (“IRAs” and each, an “IRA”) and other arrangements subject to Section 4975 the Code, and (iii) an entity whose underlying assets include “plan assets” within the meaning of ERISA by reason of the investments by such plans or accounts or arrangements therein.

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code and prohibit certain transactions involving the assets of a Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan. Persons who may exercise such authority and control or are associated with investment decisions are advised to consult counsel with respect to their fiduciary status.

In considering an investment in the Offered Notes of a portion of the assets of any Plan, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any similar law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable similar law. A Plan fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment including, in determining whether an investment in the Offered Notes satisfies these requirements.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving Plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of a Plan that is subject to ERISA and that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

In this regard, the U.S. Department of Labor has issued prohibited transaction exemptions (“PTCEs”) that may apply to the acquisition and holding of the Offered Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. There can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition to the foregoing, the Pension Protection Act of 2006 provides a statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) for transactions between a Plan and a person that is a party in interest and/or a disqualified person (not including a fiduciary or an affiliate that, directly or indirectly, has or exercises discretionary authority or control or renders investment advice with respect to the assets of any Plan involved in the transaction) solely by reason of providing services to the Plan or by relationship to a service provider, provided that the Plan pays no more than adequate consideration in connection with the transaction. Because of the foregoing, the Offered Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or similar violation of any applicable similar laws.

By its acquisition of an Offered Note or any interest therein, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (1) no portion of the assets used to purchase or hold the Offered Note are deemed to include “plan assets” of any Plan or (2) the purchase and holding of the Offered

Note or any interest therein by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA, Section 4975 of the Code or a similar violation under any applicable similar law.

In addition, each holder of an Offered Note or any interest therein that is a “Plan” and that acquires the Offered Notes in connection with this offering will be deemed to represent by its purchase and holding of the Offered Notes offered hereby that a fiduciary (the “Fiduciary”) independent of Bell Canada, the underwriters or any of their affiliates (the “Transaction Parties”) acting on the Plan’s behalf is responsible for the Plan’s decision to acquire or hold the Offered Notes in this offering and that such Fiduciary:

(i)	is either a U.S. bank, a U.S. insurance carrier, a U.S. registered investment adviser, a U.S. registered broker-dealer or an independent fiduciary with at least $50 million of assets under management or control, in each case under the requirements specified in the U.S. Code of Federal Regulations, 29 C.F.R. Section 2510.3-21(c)(1)(i), as amended from time to time,

(ii)	in the case of a Plan that is an IRA, is not the IRA owner, beneficiary of the IRA or relative of the IRA owner or beneficiary,

(iii)	is capable of evaluating investment risks independently, both in general and with regard to the prospective investment in the Offered Notes,

(iv)	is a fiduciary under ERISA or the Code, or both, with respect to the decision to acquire or hold the Offered Notes,

(v)	has exercised independent judgment in evaluating whether to invest the assets of the Plan in the Offered Notes,

(vi)	understands and has been fairly informed of the existence and the nature of the financial interests of the Transaction Parties in connection with the Plan’s acquisition or holding of the Offered Notes,

(vii)	understands that the Transaction Parties are not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity to the Plan, in connection with the Plan’s acquisition or holding of the Offered Notes, and

(viii)	confirms that no fee or other compensation will be paid directly to any of the Transaction Parties by the Plan, or any fiduciary, participant or beneficiary of the Plan, for the provision of investment advice (as opposed to other services) in connection with the Plan’s acquisition or holding of the Offered Notes.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated the date of this prospectus supplement, among the Company, BCE and the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Barclays Capital Inc., Citigroup Global Markets Inc. and TD Securities (USA) LLC are acting as representatives, the Company has agreed to sell to each of the underwriters, and each of such underwriters has severally agreed to purchase, the respective principal amounts of Offered Notes set forth opposite its name below:

Underwriters	Principal Amount Offered Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	US$	97,500,000
RBC Capital Markets, LLC		97,500,000
Barclays Capital Inc.		85,000,000
Citigroup Global Markets Inc.		85,000,000
TD Securities (USA) LLC		85,000,000
BMO Capital Markets Corp.		45,000,000
CIBC World Markets Corp.		45,000,000
Desjardins Securities Inc.		45,000,000
National Bank of Canada Financial Inc.		45,000,000
Scotia Capital (USA) Inc.		45,000,000
J.P. Morgan Securities LLC		22,500,000
Mizuho Securities USA LLC		22,500,000
SMBC Nikko Securities America, Inc.		22,500,000
Casgrain & Company Limited		7,500,000

Total	US$	750,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the Offered Notes offered hereby are subject to certain conditions and that the underwriters will purchase all of the Offered Notes offered by this prospectus supplement if any of these Offered Notes are purchased.

We have been advised by the representatives that the underwriters propose to offer the Offered Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.500% of the principal amount of the Offered Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Offered Notes to certain other dealers. After the initial public offering, the representatives of the underwriters may change the public offering price and other selling terms.

We estimate that our expenses relating to this offering, excluding the underwriting commissions, will be approximately US$600,000.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

The Offered Notes are a new issue of securities with no established trading market. The Offered Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Offered Notes after completion of the offering, but will not be obligated to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Offered Notes or that an active public market for the Offered Notes will develop. If an active public trading market for the Offered Notes does not develop, the market price and liquidity of the Offered Notes may be adversely affected.

In connection with the offering of the Offered Notes, certain of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Offered Notes with a view to supporting the market price of the Offered Notes during the stabilization period at a level higher than that which might otherwise prevail. Specifically, the underwriters may overallot in connection with the offering, creating a short position. In addition, the underwriters may bid for, and purchase, the Offered Notes in the open market to cover short positions or to stabilize the price of the Offered Notes. Any of these activities may stabilize or maintain the market price of the Offered Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Offered Notes. However, stabilization may not necessarily occur and the underwriters will not be required to engage in these activities. Any stabilization action may begin on or after the date of adequate public disclosure of the terms of the offer of the Offered Notes and, if begun, may cease at any time without notice. In any event, any stabilization action must end no later than the earliest to occur of (i) 30 calendar days after the date on which the Company received the proceeds of the offering, or (ii) 60 calendar days after the date of allotment of the Offered Notes. Any stabilization action or over allotment must be conducted by the relevant underwriter(s) (or persons acting on their behalf) in accordance with all applicable laws and rules and will be undertaken at the offices of the underwriter(s) (or persons acting on their behalf) and on the over-the-counter market.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting commission received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Offered Notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and others may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the Offered Notes. Any such credit default swaps or short positions could adversely affect future trading prices of the Offered Notes. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

All of the underwriters, except J.P. Morgan Securities LLC and Casgrain & Company Limited, are subsidiaries or affiliates of lenders (the “Lenders”) that have made credit facilities (the “Credit Facilities”) available to Bell Canada and its related issuers. As at March 22, 2018, approximately $400 million of indebtedness was outstanding and approximately $1.25 billion of letters of credit was issued under the Credit Facilities. Accordingly, Bell Canada may be considered to be a connected issuer to the underwriters, other than J.P. Morgan Securities LLC and Casgrain & Company Limited, for purposes of securities laws in certain Canadian provinces. Bell Canada and its related issuers are not and have not been in default of their respective obligations to the Lenders under the Credit Facilities, which are unsecured. The proceeds to be received by Bell Canada from the offering of the Offered Notes may, from time to time, be used to reduce indebtedness under the Credit Facilities. None of the Lenders have had any involvement in the decision to offer the Offered Notes or in the determination of the terms of distribution of the Offered Notes. None of the underwriters will receive any benefit from the offering of the Offered Notes other than their respective portions of the remuneration payable by Bell Canada on the principal amount of the Offered Notes sold through or to such underwriters.

Desjardins Securities Inc. and Casgrain & Company Limited are not U.S. registered broker-dealers, and, therefore, will not effect any offers or sales of any notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority.

T+3	Settlement Cycle

It is expected that delivery of the Offered Notes will be made against payment therefor on or about March 29, 2018, which will be three business days following the date of this prospectus supplement. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Notes on the date of this prospectus supplement will be required, by virtue of the fact that the Offered Notes will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Offered Notes who wish to trade their Offered Notes on the date of this prospectus supplement should consult their own advisors.

Selling Restrictions

All sales of the Offered Notes in the United States will only be made to institutions, and not to individuals.

Notice to Prospective Investors in Canada

Each underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, directly or indirectly, in Canada, any of the Offered Notes.

Notice to Prospective Investors in the European Economic Area

This prospectus supplement has been prepared on the basis that any offer of the Offered Notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of Offered Notes. The expression “Prospectus Directive” means Directive 2003/71/EC as amended, and includes any relevant implementing measure in the Member State concerned.

The Offered Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2002/92/EC (as amended, the “Insurance Mediation Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Offered Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Offered Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

For the purposes of this provision, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Offered Notes to be offered so as to enable an investor to decide to purchase or subscribe the Offered Notes.

Each person in a Member State of the EEA or who receives any communication in respect of, or who acquires any Offered Notes under, the offers to the public contemplated in this prospectus supplement, or to whom the Offered Notes are otherwise made available will be deemed to have represented, warranted and agreed to and with each underwriter and the Company that it and any person on whose behalf it acquires Offered Notes is: (1) a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) not a “retail investor” (as defined above).

Notice to Prospective Investors in the United Kingdom

Each of the underwriters has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act 2012) (the “FSMA”)) received by it in connection with the issue or sale of the Offered Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Offered Notes in, from or otherwise involving the United Kingdom.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Hong Kong

The Offered Notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the Offered Notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offered Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Offered Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the Offered Notes, has undertaken that it has not offered or sold and will not offer or sell any Offered Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for the re-offering or resale, directly or indirectly, in Japan or to, of for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Offered Notes may not be circulated or distributed, nor may the Offered Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Offered Notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debt securities and units of shares and debt securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Offered Notes pursuant to an offer made under Section 275 of the SFA except:

i.	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debt securities or units of shares and debt securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than US$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

ii.	where no consideration is or will be given for the transfer; or

iii.	where the transfer is by operation of law.

Notice to Prospective Investors in Taiwan

The Offered Notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan, the Republic of China (“Taiwan”), pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in any manner which would constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or would otherwise require registration with or the approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering or sale of the Offered Notes in Taiwan.

Notice to Prospective Investors in Switzerland

The Offered Notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the Offered Notes or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in the United Arab Emirates

The Offered Notes have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus supplement and the accompanying prospectus do not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and are not intended to be a public offer. The prospectus supplement and the accompanying prospectus have not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

LEGAL MATTERS

Certain legal matters will be passed upon for the Company by the Senior Vice-President - General Counsel and Corporate Secretary of Bell Canada, and by Stikeman Elliott LLP, with respect to matters of Canadian federal and Québec laws. The validity of the Offered Notes will be passed upon for the Company by Sullivan & Cromwell LLP, New York, New York. The underwriters have been represented by Shearman & Sterling LLP, New York, New York with respect to U.S. legal matters, and by McCarthy Tétrault LLP, with respect to matters of Canadian federal and Québec laws. Sullivan & Cromwell LLP and Shearman & Sterling LLP may rely on the opinion of the Senior Vice-President - General Counsel and Corporate Secretary of the Company and of Stikeman Elliott LLP as to all matters of Canadian federal and Québec laws.

As of the date hereof, the partners and associates of Sullivan & Cromwell LLP, as a group, the partners and associates of Shearman & Sterling LLP, as a group, the partners and associates of Stikeman Elliott LLP, as a group, and the partners and associates of McCarthy Tétrault LLP, as a group, each beneficially own, directly or indirectly, less than 1% of the outstanding securities of the Company.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte LLP is the external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders and Board of Directors of BCE on the consolidated balance sheets of BCE as at December 31, 2017 and 2016 and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, incorporated by reference in this prospectus supplement and the accompanying prospectus. Deloitte LLP is independent within the meaning of the Code of Ethics of the Ordre des Comptables Professionnels Agréés du Québec and within the meaning of the U.S. Securities Act of 1933, as amended, and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States).

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Bell Canada at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3, 514-786-8424 and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

New Issue	March 20, 2018

Bell Canada

$4,000,000,000

Debt Securities

(UNSECURED)

Unconditionally guaranteed as to payment of principal,

interest and other payment obligations by BCE Inc.

Debt securities consisting of debentures, notes and/or other unsecured evidences of indebtedness or other instruments (collectively, the “Debt Securities” and each, individually, a “Debt Security”) of Bell Canada (the “Corporation” or “Bell Canada”) may be offered under this short form base shelf prospectus (the “Prospectus”) from time to time in one or more series or issues in an aggregate amount of up to $4,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the Debt Securities issued by Bell Canada, in the case of interest bearing Debt Securities, or on the basis of the gross proceeds received by Bell Canada, in the case of non-interest bearing Debt Securities, during the 25-month period that this Prospectus, including any amendments to this Prospectus, remains valid. The Debt Securities will either be Debt Securities that will rank pari passu, except as to sinking funds, if any, with all other unsecured and unsubordinated indebtedness of Bell Canada or Debt Securities that will be subordinated in right of payment to the prior payment in full of all Senior Debt (as defined in this Prospectus) of Bell Canada. Payment of principal, interest and other payment obligations under the Debt Securities will be fully and unconditionally guaranteed by BCE Inc. (“BCE” or the “Guarantor”). The obligations of the Guarantor under such guarantee will constitute direct unsecured obligations of the Guarantor and will either rank pari passu with all other unsecured and unsubordinated obligations of the Guarantor or be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined in this Prospectus) of the Guarantor.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayments, exchange or conversion provisions (if any), the repayment terms, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities) will be set forth in one or more prospectus supplements or pricing supplements (collectively or individually, as the case may be, a “Prospectus Supplement”) which will accompany this Prospectus. A Prospectus Supplement may include specific variable terms pertaining to the Debt Securities that are not within the alternatives and parameters described in this Prospectus.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Debt Securities to which the Prospectus Supplement pertains.

Bell Canada may sell the Debt Securities to or through underwriters or dealers purchasing as principals and may also sell the Debt Securities to one or more purchasers directly or through agents. The Prospectus Supplement relating to a particular series or issue of Debt Securities will identify each underwriter, dealer or agent engaged by Bell Canada, as the case may be, in connection with the offering and sale of that series or issue, and will set forth the terms of the offering of such series or issue, the method of distribution of such series or issue, including, to the extent applicable, the proceeds to Bell Canada and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. See “Plan of Distribution”.

Unless otherwise specified in an applicable Prospectus Supplement, the Debt Securities will not be listed on any securities exchange. There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities purchased under this Prospectus. This may affect the pricing of these Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, and the extent of issuer regulation. See “Risk Factors”.

Bell Canada’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

Unless otherwise specifically stated, all dollar amounts in this Prospectus are expressed in Canadian dollars.

Bell Canada and BCE are permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. BCE prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may subject you to tax consequences both in the United States and Canada. This Prospectus or any applicable Prospectus Supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable Prospectus Supplement.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because Bell Canada and BCE are incorporated in Canada, some of their officers and directors and some of the experts named in this Prospectus are Canadian residents, and a substantial portion of Bell Canada’s and BCE’s assets is located in Canada.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved the Debt Securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WHERE YOU CAN FIND MORE INFORMATION

In addition to its continuous disclosure obligations under the securities laws of the provinces of Canada, BCE is subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information, when filed by BCE in accordance with such requirements, can be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operations of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Bell Canada and BCE have filed with the SEC a Registration Statement on Form F-10 (the “Registration Statement”) under the U.S. Securities Act of 1933, as amended, with respect to the Debt Securities and of which this Prospectus is a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement and the exhibits thereto for further information with respect to Bell Canada and BCE and the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada and filed with or furnished to the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at the address set forth on the cover page of this Prospectus, and are also available electronically at www.sedar.com (“SEDAR”).

The following documents, filed by Bell Canada or BCE, as the case may be, with securities commissions or similar authorities in each of the provinces of Canada, as amended from time to time and filed with or furnished to the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

a)	Bell Canada’s unaudited Selected Summary Financial Information for the periods ended December 31, 2017 and 2016, filed on SEDAR under the document type “Other” on March 14, 2018;

b)	BCE’s audited consolidated financial statements for the years ended December 31, 2017 and 2016 and notes related thereto, and the Report of Independent Registered Public Accounting Firm thereon and the Report of Independent Registered Public Accounting Firm on BCE’s internal control over financial reporting as of December 31, 2017;

c)	BCE’s Management’s Discussion and Analysis for the years ended December 31, 2017 and 2016 (the “BCE 2017 Annual MD&A”);

d)	BCE’s Annual Information Form dated March 8, 2018 for the year ended December 31, 2017;

e)	BCE’s Management Proxy Circular dated March 2, 2017 in connection with the annual general meeting of the shareholders of BCE held on April 26, 2017;

f)	any and all Prospectus Supplements in respect of this Prospectus as of the date of each such Prospectus Supplement; and

g)	to the extent permitted by applicable securities laws, any other documents which Bell Canada elects to incorporate by reference into this Prospectus.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Any document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference into a short form prospectus, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent registered public accounting firm’s report thereon, management’s discussion and analysis and information circulars of BCE filed by BCE with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any material change report (excluding any confidential material change report), Prospectus Supplement in respect of this Prospectus and selected summary financial information filed by Bell Canada with the various securities commissions or similar securities regulatory authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

In addition, any such documents which are filed with or furnished to the SEC by BCE in its periodic reports on Form 6-K or annual report on Form 40-F after the date of this Prospectus shall be deemed to be incorporated by reference into this Prospectus and the Registration Statement of which this Prospectus forms a part if and to the extent expressly provided in such report.

Pursuant to the exemption provided under Section 13.4 of National Instrument 51-102 – Continuous Disclosure Obligations, Bell Canada does not file with the securities commissions and similar securities regulatory authorities in Canada separate continuous disclosure information regarding Bell Canada except for: (a) the selected summary financial information referred to above, and (b) a material change report for a material change in respect of the affairs of Bell Canada that is not also a material change in the affairs of BCE.

Upon a new annual information form and the related annual audited consolidated financial statements together with the independent registered public accounting firm’s report thereon and management’s discussion and analysis related thereto being filed by BCE, and upon new selected summary financial information being filed by Bell Canada, with the applicable securities regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim financial statements, annual and quarterly management’s discussions and analyses, material change reports and selected summary financial information filed by BCE or Bell Canada, as the case may be, prior to the commencement of BCE’s financial year in which the new annual information form was filed, no longer shall be deemed to be incorporated by reference in this Prospectus for the purpose of future offers and sales of Debt Securities hereunder.

A Prospectus Supplement containing the specific terms of an offering of Debt Securities, updated disclosure of earnings coverage ratio, if applicable, and other information in relation to the Debt Securities will be delivered to purchasers of such Debt Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Debt Securities covered by that Prospectus Supplement

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated herein by reference contain forward-looking statements about Bell Canada’s and BCE’s business outlook, objectives, strategies, plans, strategic priorities and results of operations as well as other statements that are not historical facts. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the “safe harbour” provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Unless otherwise indicated by us, forward-looking statements contained in this Prospectus describe Bell Canada’s and BCE’s expectations, as applicable, as at the date of this Prospectus and forward-looking statements contained in the documents incorporated herein by reference describe Bell Canada’s and BCE’s expectations, as applicable, as of the date of such documents, unless otherwise indicated in such documents. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that Bell Canada’s and BCE’s business outlook, objectives, strategies, plans, strategic priorities, results of operations and other statements that are not historical facts may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution prospective investors against relying on any of these forward-looking statements. Forward-looking statements are provided in this Prospectus and in the documents incorporated by reference for the purpose of assisting investors and others in understanding our business outlook, objectives, strategies, plans and strategic priorities as well as our anticipated operating environment. Readers are cautioned, however, that such information may not be appropriate for other purposes.

Forward-looking statements made in this Prospectus and in the documents incorporated herein by reference are based on a number of assumptions that BCE or Bell Canada, as applicable, believed were reasonable on the day they made the forward-looking statements. Refer, in particular, to the Sections of the BCE 2017 Annual MD&A entitled “Business outlook and assumptions”, on pages 44, 45, 61, 62, 69, 70, 76 and 77 of the BCE 2017 Annual Report for a discussion of certain key economic, market and operational assumptions that BCE or Bell Canada have made in preparing forward-looking statements, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.

Important factors that could cause actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this Prospectus or the documents incorporated by reference are disclosed in Section 9 of the BCE 2017 Annual MD&A included in the BCE 2017 Annual Report on pages 97 to 102, under the heading “Business risks”, as well as in the other sections of the BCE 2017 Annual MD&A referred to therein, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein.

Readers are cautioned that the risks referred to above are not the only ones that could affect BCE and Bell Canada. Additional risks and uncertainties not currently known to BCE or Bell Canada or that BCE or Bell Canada currently deem to be immaterial may also have a material adverse effect on BCE’s or Bell Canada’s financial position, financial performance, cash flows, business or reputation.

Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

INTERCORPORATE RELATIONSHIPS

Bell Canada was incorporated by special act of the Parliament of Canada in 1880 and continued under the Canada Business Corporations Act (the “CBCA”) effective April 21, 1982. Bell Canada is also legally designated “The Bell Telephone Company of Canada” or “La Compagnie de Téléphone Bell du Canada” and its head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun (Québec) H3E 3B3.

BCE was incorporated in 1970 and was continued under the CBCA in 1979. It is governed by a certificate and articles of amalgamation dated August 1, 2004, as amended. BCE’s head and registered office is located at 1, Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun (Québec) H3E 3B3.

The table below shows BCE’s main subsidiaries, where they are incorporated or registered, and the percentage of voting securities that BCE beneficially owns or directly or indirectly exercises control or direction over. BCE has other subsidiaries, but they have not been included in the table because each represents 10% or less of its total consolidated assets and 10% or less of its total consolidated operating revenues. These other subsidiaries together represented 20% or less of its total consolidated assets and 20% or less of its total consolidated operating revenues at December 31, 2017.

SUBSIDIARY	WHERE IT IS INCORPORATED OR REGISTERED	PERCENTAGE OF VOTING SECURITIES THAT BCE INC. HELD (1)
Bell Canada	Canada	100%
Bell Mobility Inc.	Canada	100%
Bell Media Inc.	Canada	100%

(1)	BCE beneficially owns all the voting securities of Bell Mobility Inc. and Bell Media Inc. through Bell Canada, which directly or indirectly owns all the voting securities of each such subsidiary.

BUSINESS OF THE CORPORATION AND OF THE GUARANTOR

BCE is Canada’s largest communications company, providing residential, business and wholesale customers with a wide range of solutions to all their communications needs, including the following: wireless, television (“TV”), Internet, home phone, and small business and enterprise communications services. Bell Media Inc. is a diversified Canadian multimedia company that holds assets in TV, radio, digital media and out-of-home advertising. BCE reports the results of its operations in three segments: Bell Wireless, Bell Wireline and Bell Media.

Additional information about BCE’s and Bell Canada’s business is included in the documents incorporated by reference into this Prospectus.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of BCE as at December 31, 2017 (i) on an actual basis and (ii) as adjusted to take into account (a) the issuance by Bell Canada on March 12, 2018 of $500 million principal amount 3.35% Series M-47 Debentures, due March 12, 2025 (b) the repurchase of 3.1 million BCE common shares from March 1, 2018 to March 13, 2018 for $175 million through a normal course issuer bid and (c) the reclassification from long-term debt to debt due within one year of $300 million principal amount of Bell Canada 5.52% Series M-33 Debentures, due February 26, 2019.

	As at December 31, 2017 Actual	As at December 31, 2017 As Adjusted
	($ millions)	($ millions)
Debt due within one year	5,178	5,478

Long-term debt	18,215	18,415

Total debt	23,393	23,893

Equity— Preferred shares	4,004	4,004
— Common shares	20,091	20,022
— Contributed surplus	1,162	1,160
— Accumulated other comprehensive income	(17)	(17)
— Deficit	(6,080)	(6,184)
— Non-controlling interest	323	323
Total equity	19,483	19,308
Total consolidated capitalization	42,876	43,201

As at December 31, 2017, the total consolidated debt of Bell Canada was $23,459 million. Included in this amount is debt of $1 million due to a related party, BCE, and $100 million due to a related party, Bell MTS Inc. at December 31, 2017. There has been no material change in the share and loan capital of Bell Canada since December 31, 2017, except in connection with the transactions referred to above.

USE OF PROCEEDS

The use of proceeds from the sale of any Debt Securities will be described in a Prospectus Supplement relating to the specific issuance of Debt Securities. Bell Canada may use proceeds from the sale of Debt Securities hereunder for repayment of indebtedness, to fund capital expenditures or acquisitions and for other general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES

General

The terms and conditions set forth in this “Description of the Debt Securities” section will apply to each Debt Security unless otherwise specified in a Prospectus Supplement.

The Debt Securities are issuable, in one or more series or issues, from time to time at the discretion of Bell Canada, at prices and on terms determined at the time of issue in an aggregate amount not to exceed $4,000,000,000 (or the equivalent thereof in other currencies based on the applicable exchange rate at the time of the offering) calculated on the basis of the principal amount of the Debt Securities issued by Bell Canada, in the case of interest bearing Debt Securities, or on the basis of the gross proceeds received by Bell Canada, in the case of non-interest bearing Debt Securities, during the 25-month period that this Prospectus, including any amendments to this Prospectus, remains valid. The Debt Securities will have maturities of not less than one year from the date of issue and can be issued at par (100% of the principal amount thereof), at a discount or at a premium.

The Debt Securities may be offered in an amount and on such terms as may be determined from time to time depending on market conditions and other factors. The specific variable terms of any offering of Debt Securities (including, where applicable and without limitation, the specific designation, the aggregate principal amount being offered, the currency, the issue and delivery date, the maturity date, the issue price (or the manner of determination thereof if offered on a non-fixed price basis), the interest rate (either fixed or floating and, if floating, the manner of calculation thereof), the interest payment date(s), the redemption, repayment, exchange or conversion provisions (if any), the repayment terms, the governing law, the name and compensation of the trustees, agents, underwriters or dealers, the method of distribution, the form (either global or definitive), the authorized denominations and any other terms in connection with the offering and sale of the Debt Securities), as well as any modifications of or additions to the general terms of the Debt Securities described in this Prospectus which may be applicable to a particular offering of Debt Securities, will be set forth in a Prospectus Supplement. Bell Canada also reserves the right to include in a Prospectus Supplement specific variable terms pertaining to the Debt Securities which are not within the options and parameters set forth in this Prospectus. Reference is made to the applicable Prospectus Supplement for a description of the specific variable terms of any offering of Debt Securities. Bell Canada may also, from time to time, issue debt securities and incur additional indebtedness otherwise than through the issue of Debt Securities offered pursuant to this Prospectus.

The Debt Securities which may be offered hereunder will consist of:

1.	unsubordinated Debt Securities that will rank pari passu with all other unsecured and unsubordinated indebtedness of Bell Canada. Such unsubordinated Debt Securities may be issued under an indenture dated as of November 28, 1997 and indentures supplemental thereto executed by Bell Canada in favour of CIBC Mellon Trust Company, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “MTN Indenture”), or an indenture dated as of September 12, 2016 entered into among Bell Canada, as issuer, BCE, as guarantor, and The Bank of New York Mellon, as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “U.S. Indenture”). Debt Securities issued under the MTN Indenture are hereinafter referred to as the “MTN Debentures”, and Debt Securities issued under the U.S. Indenture are hereinafter referred to as the “U.S. Debentures”; or

2.	subordinated Debt Securities which are subordinated in right of payment to the prior payment in full of all Senior Debt (as defined hereinafter). Such subordinated Debt Securities will be issued under an indenture dated as of April 17, 1996 and indentures supplemental thereto executed by Bell Canada in favour of Montreal Trust Company (the predecessor company of Computershare Trust Company of Canada), as trustee (as amended and supplemented from time to time in accordance with the terms thereof, the “Subordinated Indenture”). Debt Securities issued under the Subordinated Indenture are hereinafter referred to as the “Subordinated Debentures”.

Unsubordinated Debt Securities may also be issued under a distinct trust indenture or without the benefit of a trust indenture. The terms and conditions applicable to unsubordinated Debt Securities issued under a distinct trust indenture or without the benefit of a trust indenture will be set forth in such trust indenture or in the specific Debt Security, as the case may be, and summarized in the applicable Prospectus Supplement. Such terms and conditions may vary from those which apply to MTN Debentures and U.S. Debentures.

Notwithstanding the foregoing, only MTN Debentures, U.S. Debentures and Subordinated Debentures may be offered or sold in the United States.

The MTN Indenture, the U.S. Indenture and the Subordinated Indenture are sometimes referred to herein individually as an “Indenture” and collectively as the “Indentures”. The MTN Debentures, the U.S. Debentures and the Subordinated Debentures are sometimes referred to herein collectively as the “Debentures”. CIBC Mellon Trust Company, Computershare Trust Company of Canada, The Bank of New York Mellon and any other trustee or co-trustee under the MTN Indenture, the U.S. Indenture or the Subordinated Indenture, acting in such capacity for a particular series of MTN Debentures, U.S. Debentures or Subordinated Debentures, are each sometimes referred to herein as the “Trustee”.

The following summaries of certain provisions of the Indentures and the Debentures do not purport to be complete in every detail, and are subject to and qualified in their entirety by the detailed provisions of the Indentures. Reference should be made to the Indentures for a full description of such provisions, including the definition of certain terms used herein, and for other information regarding the Debentures.

The Indentures

The following paragraphs, except where otherwise indicated, summarize certain provisions of the Indentures which are generally substantially similar.

Form and Denominations

The Debentures of any series or issue may be issued in the form of fully-registered definitive securities (the “Definitive Securities”) in denominations of $1,000 (in the case of the U.S. Debentures, U.S.$1,000) and integral multiples thereof or in such other forms and denominations as may be provided for by the terms of the Debentures of any particular series or issue and set forth in the applicable Prospectus Supplement. The Indentures also provide that Debentures of any series or issue may be issued in the form of one or more fully-registered global securities (the “Global Securities”), or in any combination of Definitive Securities and Global Securities.

Open Market Purchases

Bell Canada will have the right at any time and from time to time to purchase Debentures in the market, by tender or by private contract at any price.

Payment of Principal and Interest

Bell Canada will pay the principal of and premium, if any, and interest, if any, on the Debentures at the dates and places, in the currencies and in the manner described in the Debentures and in the Indentures. Unless otherwise provided in the terms of the Debentures of any series or issue and set forth in the applicable Prospectus Supplement, payment of interest, if any, on each Debenture will be made by electronic funds transfer or by cheque mailed to the address of the holder of each Debenture appearing on the registers maintained by the Trustee.

Payments made in respect of Debentures represented by Global Securities registered in the name of a depository or its nominee will be made to such depository or its nominee, as the case may be, as the registered holder of such Global Securities.

Payments of principal of and premium, if any, on Debentures will be made against presentation and surrender thereof for cancellation at such places as are designated in the Debentures.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how they will receive payments.

Right of Trustee to Enforce Payment

If Bell Canada fails to pay to the Trustee on demand, following a declaration made by the Trustee as described below under “Events of Default”, the principal of and premium, if any, and interest, if any, on MTN Debentures or Subordinated Debentures, as the case may be, then issued and outstanding under the applicable Indenture, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of MTN Debentures or Subordinated Debentures, as the case may be, issued and outstanding under the applicable Indenture, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to obtain or enforce payment of the said principal and premium, if any, and interest, if any, on all outstanding MTN Debentures or Subordinated Debentures, as the case may be, under the applicable Indenture, together with other amounts due under such Indenture, by any remedy or proceeding authorized by the Indenture.

If an event of default with respect to U.S. Debentures of a series then issued and outstanding under the U.S. Indenture occurs and is continuing, the Trustee may, in its discretion, and shall upon the request in writing of the holders of not less than 25% of the principal amount of such series of U.S. Debentures issued and outstanding, and upon being indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as Trustee to protect and enforce its rights and the rights of the holders of such Debentures by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights.

Holders of MTN Debentures, Subordinated Debentures or U.S. Debentures of a series issued under the Indentures may not institute any action or proceeding or exercise any other remedy authorized by the Indentures, including an action to enforce the Indentures or the MTN Debentures, Subordinated Debentures or series of U.S. Debentures, except as provided in the Indentures. Notwithstanding the foregoing, any holder of Debentures may institute suit for the enforcement of any payment of principal or interest on or after the respective due dates expressed in such Debentures.

Guarantee

The Guarantor has irrevocably and unconditionally guaranteed the full and timely payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the MTN Indenture and Subordinated Indenture, and the Guarantor has fully, irrevocably and unconditionally guaranteed the full and prompt payment when due, whether at stated maturity, by required payment, acceleration, declaration, demand or otherwise, of all of the payment obligations of Bell Canada under the U.S. Indenture, in each case existing at the time the Guarantor entered into such guarantee and, unless otherwise provided in a supplemental trust indenture, incurred thereafter (the

“Guarantee”). Such Guarantee therefore includes all of the payment obligations of Bell Canada under the Debt Securities in accordance with the terms of such Debt Securities and of the Indentures. The Guarantor has agreed that its obligations under the Guarantee shall be irrevocable and unconditional, irrespective of, shall not be affected or limited by, and shall not be subject to any defense, set-off, counterclaim or termination by reason of: (i) the legality, genuineness, validity, regularity or enforceability of the Guarantee or the liabilities of Bell Canada guaranteed thereby; (ii) any provision of applicable law or regulation prohibiting the payment by Bell Canada of the Debt Securities; or (iii) any other fact or circumstance which might otherwise constitute a defense to a guarantee. Under the MTN Indenture and the Subordinated Indenture, the Guarantor has no right of subrogation, reimbursement or indemnity whatsoever against Bell Canada, nor any right of recourse to security for its obligations under the Guarantee, unless and until all Debt Securities have been finally and irrevocably paid in full. Under the U.S. Indenture, the Guarantor is subrogated to all rights of the holders of U.S. Debentures of each series against Bell Canada in respect of any amounts paid to such holder by the Guarantor pursuant to the provisions of the Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of (and premium, if any) and interest on all U.S. Debentures of such series have been paid in full. The obligations of the Guarantor under the Indentures and the Guarantee shall be continuing obligations. The liability of the Guarantor shall be discharged or satisfied only upon full payment and performance by either Bell Canada or the Guarantor of all the payment obligations of Bell Canada under the Debt Securities.

Governing Law

The MTN Indenture and the Subordinated Indenture are governed by the laws of the Province of Québec and the laws of Canada applicable therein. The U.S. Indenture is governed by the laws of the State of New York.

MTN Indenture

The following paragraphs summarize certain provisions of the MTN Indenture in addition to the provisions summarized in “Description of the Debt Securities – The Indentures”.

Covenants

The MTN Indenture contains covenants to the following effect:

(1)	Limitation on Liens. Subject to the exception set forth in paragraph (2) below, Bell Canada will not issue, assume or guarantee any Debt secured by, and will not after the date of the MTN Indenture secure any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired), without in any such case effectively providing concurrently therewith that the MTN Debentures (together with any other Debt of Bell Canada which may then be outstanding and entitled to the benefit of a covenant similar in effect to this covenant) shall be secured equally and rateably with such Debt; provided, however, that the foregoing restrictions shall not apply to Debt secured by:

(i)	Purchase Money Mortgages;

(ii)	Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with Bell Canada or at the time of a sale, lease or other disposition to Bell Canada of the properties of a corporation as an entirety or substantially as an entirety;

(iii)	Mortgages on current assets of Bell Canada securing Current Debt of Bell Canada; or

(iv)	any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in the foregoing clauses (i) or (ii) or any Mortgage existing at the date of the MTN Indenture, provided, however, that the principal amount of Debt secured thereby shall not exceed the principal amount of Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements on such property).

(2)	Additional Permitted Liens. In addition to Mortgages permitted by paragraph (1) above, Bell Canada may issue, assume or guarantee any Debt secured by, or secure after the date of the MTN Indenture any Debt by, a Mortgage upon any property of Bell Canada (whether now owned or hereafter acquired) if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of Bell Canada permitted only by this paragraph (2) does not at such time exceed 5% of the Net Worth of Bell Canada.

The terms “Current Debt”, “Debt”, “Mortgage”, “Net Worth of Bell Canada” and “Purchase Money Mortgage” are defined in the MTN Indenture.

Consolidation, Merger, Conveyance or Transfer

The MTN Indenture provides that Bell Canada will not consolidate with, amalgamate with or merge into any other person and will not transfer or convey its properties and assets as a whole or substantially as a whole to any person, unless (i) the successor corporation or person that acquires all or substantially all the assets of Bell Canada is a corporation, partnership or trust organized and existing under the laws of Canada or any province or territory thereof and expressly assumes all of the covenants to be performed by Bell Canada under the Indenture (except where such assumption is deemed to have occurred by the sole operation of law), and (ii) immediately after giving effect to such transaction, no event of default under the MTN Indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the MTN Indenture, shall have happened and be continuing.

Modification

The rights of the holders of MTN Debentures under the MTN Indenture may in certain circumstances be modified. For that purpose, among others, the MTN Indenture contains provisions making extraordinary resolutions binding upon all holders of MTN Debentures issued thereunder. “Extraordinary Resolution” is defined, in effect, as a resolution passed at a meeting of such holders by the affirmative votes of the holders of at least 66 2/3% of the principal amount of MTN Debentures voted on the resolution at a meeting of holders at which a quorum, as specified in the MTN Indenture, is present or as one or more instruments in writing signed by the holders of at least 66 2/3% in principal amount of all outstanding MTN Debentures. In certain cases, modifications may require separate extraordinary resolutions of the holders of a specific series of MTN Debentures outstanding under the MTN Indenture.

Holders of at least 50% in principal amount of the outstanding MTN Debentures will constitute a quorum for a meeting of holders with respect to an Extraordinary Resolution. In the absence of a quorum, the meeting may be adjourned for a period of not less than 10 days as determined by the chairman of the meeting. Not less than five days’ notice shall be given of the time and place of such adjourned meeting. At the adjourned meeting, the holders of MTN Debentures present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally called.

Certain changes can be made only with the consent of each holder of an outstanding series of MTN Debentures. In particular, each holder must consent to changes in the right of a holder of MTN Debentures to receive payment of the principal of and interest on such MTN Debentures, on or after the respective due dates expressed in such MTN Debentures, or to institute suit for the enforcement of any such payment on or after such respective dates.

Events of Default

The MTN Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of five days; (ii) default in the payment of any installment of interest on any MTN Debenture when the same becomes due and payable and continuation of such default for a period of

90 days; (iii) default in the payment of any purchase or sinking fund installment on any MTN Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the MTN Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the MTN Debentures at the time outstanding; (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days; and (vi) default, as defined in one or more instruments evidencing indebtedness for borrowed money of Bell Canada, shall happen and be continuing in relation to indebtedness in excess of 5% of the aggregate principal amount of all outstanding indebtedness for borrowed money of Bell Canada, and (a) shall consist of a failure to make any payment of principal at maturity or (b) shall have resulted in the acceleration of such indebtedness so that the same shall be or become due and payable prior to the date on which the same would otherwise have become due and payable.

If an event of default has occurred under the MTN Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the MTN Debentures issued and outstanding under the MTN Indenture, subject to any waiver of default under the MTN Indenture, by notice in writing to Bell Canada declare the principal and interest on all MTN Debentures then outstanding under the MTN Indenture and other money payable thereunder to be due and payable.

Transfer Agent and Registrar

The register for the MTN Debentures will be kept at the principal office of BNY Trust Company of Canada acting as administrative agent for CIBC Mellon Trust Company, in Montréal, and facilities for registration, exchange and transfer of the MTN Debentures will be maintained at its offices in Montréal, Québec, Toronto, Ontario, Vancouver, British Columbia and Calgary, Alberta.

U.S. Indenture

The following paragraphs summarize certain provisions of the U.S. Indenture and U.S. Debentures in addition to the provisions summarized in “Description of the Debt Securities – The Indentures”.

Covenants

The covenants described in “Description of the Debt Securities – MTN Indenture – Covenants” in respect of MTN Debentures also apply to each series of U.S. Debentures, unless otherwise specified in the applicable Prospectus Supplement.

The U.S. Indenture includes other covenants, including a covenant by Bell Canada and the Guarantor to pay additional amounts on payments made to certain holders of a series of U.S. Debentures to compensate such holders for certain required tax withholdings and deductions applied to such payments (subject to the terms and conditions set forth in the U.S. Indenture), unless otherwise provided in the terms of such U.S. Debentures. This covenant, if applicable to the U.S. Debentures of a series, will be described in the applicable Prospectus Supplement.

Redemption for Changes in Withholding Taxes

The U.S. Indenture permits Bell Canada to redeem a series of U.S. Debentures, unless the terms of such series provide otherwise, if Bell Canada or the Guarantor is required to pay additional amounts on any payment to be made in respect of such series, subject to certain terms and conditions described in the U.S. Indenture. The terms of such right of redemption, if applicable to a series of U.S. Debentures, will be described in the applicable Prospectus Supplement.

Consolidation, Merger, Conveyance or Transfer

The provisions of the MTN Indenture described in “Description of the Debt Securities – MTN Indenture – Consolidation, Merger, Conveyance or Transfer” also apply to each series of U.S. Debentures, unless otherwise specified in the applicable Prospectus Supplement.

Modification and Waiver

Certain modifications and amendments to the U.S. Indenture applicable to each series of U.S. Debentures may be made without the consent of the holders of the U.S. Debentures. These modifications and amendments are limited to clarifications and certain other changes that would not adversely affect in any material respect holders of the U.S. Debentures.

Other modifications and amendments may be made with the consent of the holder(s) of not less than a majority in aggregate principal amount of the U.S. Debentures of the series outstanding under the U.S. Indenture that are affected by the modification or amendment, including any change or elimination of any provision of the U.S. Indenture and any modification of any right of the holders of U.S. Debentures.

However, no modification or amendment may be made without the consent of the holder of each U.S. Debenture that would: (i) change the stated maturity date of its principal amount; (ii) change its principal amount or any premium or rate of interest thereon; (iii) change the places at which payments are payable or the currency of payment; (iv) impair the right to sue for the enforcement of any payment due and payable, to the extent that such right exists; (v) reduce the percentage in aggregate principal amount of outstanding U.S. Debentures of the series necessary to modify or amend the indenture or to waive compliance with certain provisions of the indenture and certain defaults and their consequences; and (vi) modify the foregoing requirements or the provisions of the U.S. Indenture relating to the waiver of compliance with certain covenants of the U.S. Indenture and certain defaults and their consequences, except as otherwise specified.

Defeasance

The applicable Prospectus Supplement will contain a description of Bell Canada’s ability to legally release itself from any payment or other obligations with respect to the series of U.S. Debentures described in such Prospectus Supplement (called “full defeasance”), and from certain of the restrictive covenants applicable to such series of U.S. Debentures (called “covenant defeasance”), provided specified conditions are satisfied.

Events of Default

The events of default described in “Description of the Debt Securities – MTN Indenture – Events of Default” in respect of MTN Debentures also apply to each series of U.S. Debentures.

If an event of default with respect to a series of U.S. Debentures has occurred and is continuing, the Trustee may in its discretion, and shall upon the request in writing of the holders of at least 25% of the principal amount of the U.S. Debentures of such series issued and outstanding under the U.S. Indenture, subject to any waiver of default under the U.S. Indenture, by notice in writing to Bell Canada and the Guarantor declare the principal and interest on all U.S. Debentures of such series then outstanding under the U.S. Indenture and other money payable thereunder to be due and payable.

Book-entry and other indirect holders should consult their banks, brokers or other financial institutions for information on how to give notice or direction to, or make a request of, the Trustee and to make or cancel a declaration of acceleration.

Trustee

The Trustee shall have and be subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act of 1939. Subject to the provisions of the Trust Indenture Act of

1939, the Trustee under the U.S. Indenture is under no obligation to exercise any of the powers vested in it by the U.S. Indenture at the request of any holder of U.S. Debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities that might be incurred thereby.

Transfer Agent and Registrar

The register for the U.S. Debentures will be kept at the principal office of The Bank of New York Mellon, in New York, and facilities for registration, exchange and transfer of the U.S. Debentures will be maintained at its corporate trust office at 101 Barclay Street, New York, NY 10286. If Bell Canada designates additional transfer agents, they will be named in the Prospectus Supplement. Bell Canada may cancel the designation of any particular transfer agent. Bell Canada may also approve a change in the office through which any transfer agent acts.

Subordinated Indenture

The following paragraphs summarize certain provisions of the Subordinated Indenture in addition to the provisions summarized in “Description of the Debt Securities – The Indentures”.

Subordination

The Subordinated Indenture provides that the indebtedness evidenced by the Subordinated Debentures is subordinate in right of payment to the prior payment in full of all Senior Debt of Bell Canada, whether outstanding on or created, incurred, assumed or guaranteed after the date of the Subordinated Indenture. “Senior Debt” is defined, in effect, as the principal of, premium, if any, interest on and all other amounts in respect of: (i) indebtedness, other than indebtedness represented by the Subordinated Debentures, issued, assumed or guaranteed by Bell Canada for borrowed money or for the deferred purchase price of property; (ii) all other liabilities of Bell Canada; and (iii) renewals, extensions or refundings of any indebtedness referred to in the foregoing clauses (i) and (ii), except, in each case, those which by their terms rank in right of payment equally with or subordinate to the Subordinated Debentures.

In the event of the insolvency or winding-up of Bell Canada the holders of all Senior Debt are entitled to receive payment in full before the holders of the Subordinated Debentures are entitled to receive any payment. Notwithstanding the subordination provisions, Bell Canada may, except during any such insolvency or winding-up proceedings, make payments of principal of, premium, if any, and interest on the Subordinated Debentures.

Similarly, in the event of the insolvency or winding-up of Bell Canada, the indebtedness of the Guarantor evidenced by the Guarantee of the Subordinated Debentures (the “Guaranteed Obligations”) will be subordinated in right of payment to the prior payment in full of all Senior Guaranteed Obligations (as defined below) of the Guarantor, whether such Senior Guaranteed Obligations were outstanding on the date on which the Guarantor entered into the Guarantee or were thereafter granted, incurred, or assumed by the Guarantor. “Senior Guaranteed Obligations” means any and all payment obligations of the Guarantor arising from a guarantee of Bell Canada’s payment obligations (but excluding the Guaranteed Obligations or any other guarantee of Bell Canada’s payment obligations by the Guarantor which by its terms ranks in right of payment equally with or subordinated to the Guaranteed Obligations) whether such guarantee is outstanding on the date hereof or hereafter granted, incurred, or assumed by the Guarantor, and, for greater certainty includes the Guarantor’s payment obligations under: (i) the indenture dated as of July 1, 1976 and indentures supplemental thereto executed by Bell Canada in favour of The Royal Trust Company (the predecessor company of CIBC Mellon Trust Company), as trustee, and indentures supplemental thereto executed by Bell Canada in favour of CIBC Mellon Trust Company, as trustee, and (ii) the MTN Indenture.

As a result of these subordination provisions, in the event of Bell Canada’s insolvency, holders of Subordinated Debentures may recover less than general creditors of Bell Canada.

Events of Default

The Subordinated Indenture provides that any of the following constitutes an event of default: (i) default in the payment of the principal of or premium, if any, on any Subordinated Debenture when the same becomes due and payable; (ii) default in the payment of any installment of interest on any Subordinated Debenture when the same becomes due and payable and continuation of such default for a period of 90 days; (iii) default in the payment of any purchase or sinking fund installment on any Subordinated Debenture when the same shall become due and payable and continuation of such default for a period of 30 days; (iv) default in the performance or observance of any covenant, agreement or condition of the Subordinated Indenture and continuation of such default for a period of 90 days after written notice has been given by the Trustee to Bell Canada specifying such default and requiring Bell Canada to remedy the same or after written notice by the holders of not less than 25% in principal amount of the Subordinated Debentures at the time outstanding; and (v) certain events of insolvency or bankruptcy and, in certain cases, continuation of such events for a period of 60 days.

If an event of default has occurred under the Subordinated Indenture and is continuing, the Trustee may in its discretion and shall upon the request in writing of the holders of at least 25% of the principal amount of the Subordinated Debentures issued and outstanding under the Subordinated Indenture, subject to any waiver of default under the Subordinated Indenture, by notice in writing to Bell Canada declare the principal and interest on all Subordinated Debentures then outstanding under the Subordinated Indenture and other money payable thereunder to be due and payable.

Reorganization, Reconstruction, Consolidation and Amalgamation

The Subordinated Indenture permits the reorganization or reconstruction of Bell Canada or the consolidation, amalgamation or merger of Bell Canada with any other corporation and permits the transfer by Bell Canada of its undertakings and assets as a whole or substantially as a whole to another corporation, provided that: (i) either at the time of or immediately after giving effect to such transaction, no condition or event shall exist as to Bell Canada or such successor or assign which constitutes or would constitute an event of default thereunder; (ii) such successor or assign expressly assumes all of the covenants to be performed by Bell Canada thereunder; and (iii) every such transaction shall be made on such terms and at such times and otherwise in such manner as shall be approved by Bell Canada and by the Trustee as being in no way prejudicial to the interests of the holders of debentures.

Modification

The provisions of the MTN Indenture described in “Description of the Debt Securities – MTN Indenture – Modification” also apply to the Subordinated Debentures.

Transfer Agent and Registrar

The register for the Subordinated Debentures will be kept at the principal office of BNY Trust Company of Canada acting as administrative agent for CIBC Mellon Trust Company, in Montréal, and facilities for registration, exchange and transfer of the Subordinated Debentures will be maintained at its offices in Montréal, Québec, Toronto, Ontario, Vancouver, British Columbia and Calgary, Alberta.

EARNINGS COVERAGE RATIOS

The following earnings coverage ratios are calculated for the 12 months ended December 31, 2017 and give effect to the issuance and redemption of all long-term debt since January 1, 2017, as if these transactions occurred on January 1, 2017. These earnings coverage ratios do not give effect to the proposed issue of any Debt Securities pursuant to this Prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

After giving effect to the above transactions, BCE’s interest on debt requirements amounted to $1,012 million for the 12 months ended December 31, 2017. BCE’s net earnings attributable to owners of BCE before interest expense and income tax was $4,908 million for the 12 months ended December 31, 2017, which is 4.8 times BCE’s interest on debt requirements for that period. BCE’s net earnings attributable to owners of BCE before interest expense, income tax and non-controlling interest was $4,964 million for the 12 months ended December 31, 2017, which is 4.9 times BCE’s interest on debt requirements for that period.

The earnings coverage ratios set out above do not purport to be indicative of an earnings coverage ratio for any future period.

PLAN OF DISTRIBUTION

Bell Canada may offer and sell the Debt Securities to or through underwriters or dealers purchasing as principals, and it may also sell the Debt Securities to one or more purchasers directly or through agents. Debt Securities may be sold from time to time in one or more transactions at a fixed price or prices, or at non-fixed prices.

If offered on a non-fixed price basis, the Debt Securities may be offered at prevailing market prices at the time of sale or at prices to be negotiated with purchasers. The prices at which the Debt Securities may be offered may vary as between purchasers and during the period of distribution. Consequently, any dealer’s overall compensation will increase or decrease by the amount by which the aggregate price paid for the Debt Securities by the purchasers exceeds or is less than the gross proceeds paid by the dealers, acting as principals, to Bell Canada.

If, in connection with the offering of Debt Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Debt Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Debt Securities is less than the gross proceeds paid by the underwriters to Bell Canada.

A Prospectus Supplement will identify each underwriter, dealer or agent engaged by Bell Canada, as the case may be, in connection with the offering and sale of a particular series or issue of Debt Securities, and will also set forth the terms of the offering, including the public offering price (or the manner of determination thereof, if offered on a non-fixed price basis), the proceeds to Bell Canada and any compensation payable to the underwriters, dealers or agents.

Under agreements which may be entered into by Bell Canada, underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled to indemnification by Bell Canada against certain liabilities, including liabilities arising out of any misrepresentation in this Prospectus and the documents incorporated by reference herein, other than liabilities arising out of any misrepresentation made by underwriters, dealers or agents who participate in the offering of the Debt Securities.

Each series or issue of Debt Securities will be a new issue of securities with no established trading market. In accordance with rules and policy statements of certain Canadian securities regulators, the underwriters, dealers or agents, as the case may be, may not, throughout the period of distribution of a series of Debt Securities, bid for or purchase such series of Debt Securities. The foregoing restriction is subject to exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising prices of, such series of Debt Securities. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing and applicable laws, in connection with the offering, and subject to the first exception mentioned above, the underwriters, dealers or agents, as the case may be, may engage in over-allotment and stabilizing transactions and purchases to cover short positions created by the underwriters, dealers or agents, as the case may be, in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of a particular series of Debt Securities and short positions created by the underwriters, dealers or agents, as the case may be, involving the sale by the under writers, dealers or agents, as the case may be, of a greater number of Debt Securities of such series than may be offered by Bell Canada in the offering. These activities may stabilize, maintain or otherwise affect the market price of the Debt Securities, which may be higher than the price that might otherwise prevail in the open market; these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

Any underwriters, dealers or agents to or through whom Debt Securities are sold by Bell Canada for public offering and sale may make a market in the Debt Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in the Debt Securities of any series or issue will develop or as to the liquidity of any trading market for the Debt Securities.

RISK FACTORS

An investment in the Debt Securities involves risks. Prospective investors in the Debt Securities should carefully consider the information contained in, or incorporated by reference in, this Prospectus, including, without limitation, the risk factors disclosed in Section 9 of the BCE 2017 Annual MD&A included in the BCE 2017 Annual Report on pages 97 to 102 under the heading “Business risks”, as well as in the other sections of the BCE 2017 Annual MD&A referred to therein, as such disclosure shall be updated from time to time in BCE’s and Bell Canada’s continuous disclosure documents incorporated by reference herein, and the risk factors described below.

Debt Securities Denominated or Payable in Foreign Currencies

Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than Canadian dollars. Such Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Limited Market

There is currently no market through which the Debt Securities may be sold and purchasers may not be able to resell the Debt Securities issued hereunder. This may affect the pricing of the Debt Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Also, it cannot be assured that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

Unsecured Debt Securities, Additional Indebtedness and Structural Subordination

Although the Debt Securities and the Guarantee may not necessarily be subordinated to any other indebtedness, they are not secured. Furthermore, although Bell Canada’s and BCE’s various debt instruments restrict the incurrence of secured indebtedness, such indebtedness may, subject to certain conditions, be incurred. In addition, Bell Canada’s and BCE’s subsidiaries may incur indebtedness. Although BCE is the Guarantor of the Debt Securities that may be issued from time to time hereunder, it is not subject to the limitation on liens and other covenants under the Indentures. Consequently, BCE may, subject to the limitations and covenants under its own debt instruments, incur substantial additional indebtedness, which could make it more difficult for BCE to fulfill its Guarantee obligations with respect to the Debt Securities. The Debt Securities will be effectively subordinated to the creditors of Bell Canada’s subsidiaries and the Guarantee will be effectively subordinated to the creditors of BCE’s subsidiaries, in that the right of Bell Canada or BCE, as the case may be, to participate as a shareholder in the distribution of the assets of any subsidiary upon any such distribution would be subject to the prior claims of the creditors of such subsidiary.

Credit Ratings

There is no assurance that the credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by the relevant rating agency in the future if in its judgment circumstances so warrant. A revision or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

TAXATION

The applicable Prospectus Supplement will describe the material Canadian and United States federal income tax consequences to an initial investor acquiring Debt Securities, including whether payments of principal, premium, if any, and interest in respect of the Debt Securities will be subject to Canadian non-resident withholding tax and any United States Federal income tax consequences relating to Debt Securities payable in a currency other than U.S. dollars, Debt Securities that are subject to early redemption or other special terms.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to a particular offering of Debt Securities, certain legal matters relating to the issuance of the Debt Securities will be passed upon by Mr. Michel Lalande, Senior Vice-President - General Counsel and Corporate Secretary of Bell Canada, Stikeman Elliott LLP and Sullivan & Cromwell LLP on behalf of the Corporation.

INTEREST OF EXPERTS

Deloitte LLP, the external auditor of the Corporation, reported on BCE’s annual audited consolidated financial statements for the year ended December 31, 2017 and on BCE’s internal control over financial reporting as of December 31, 2017, which reports are incorporated by reference herein. Deloitte LLP is independent within the meaning of the Code of Ethics of the Ordre des Comptables Professionnels Agréés du Québec.

EXPERTS

The audited consolidated financial statements of BCE for each of the two years in the period ended December 31, 2017 and the effectiveness of BCE’s internal control over financial reporting have been audited by Deloitte LLP, independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE U.S. FEDERAL SECURITIES LAWS

BCE and Bell Canada are Canadian companies and are governed by the laws of Canada. A substantial portion of their assets is located outside the United States and some or all of the directors and officers and some or all of the experts named in this Prospectus are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon BCE or Bell Canada and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of BCE or Bell Canada and such directors, officers or experts under the United States federal securities laws. BCE and Bell Canada have been advised by external counsel that there is doubt as to the enforceability in a Canadian court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated upon United States federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the Registration Statement of which this Prospectus is a part: (i) the documents listed in the second paragraph under “Documents Incorporated by Reference”; (ii) the consent of Deloitte LLP, independent registered public accounting firm; (iii) powers of attorney from directors and officers of BCE and Bell Canada; (iv) the MTN Indenture, as amended; (v) the Subordinated Indenture, as amended, and (vi) the U.S. Indenture.

US$750,000,000

Bell Canada

4.464% Series US-1 Notes due 2048

PROSPECTUS SUPPLEMENT

March 26, 2018

Joint Book-Running Managers

BofA Merrill Lynch	RBC Capital Markets	Barclays	Citigroup	TD Securities

Senior Co-Managers

BMO Capital Markets	CIBC Capital Markets	Desjardins Capital Markets	National Bank of Canada Financial Markets	Scotiabank

Co-Managers

J.P. Morgan	Mizuho Securities	SMBC Nikko	Casgrain & Company